UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

June 06, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

SMITH & NEPHEW PLC

6 June 2025

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

On 6 June 2025, Smith & Nephew plc (the "Company") received notification of the following transactions as detailed below.

Reason for the notification
Initial notification/Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares (ADS)
Identification code	ISIN: US83175M2052
Nature of the transaction
Director and PDMRs are participants of the Company's Employee Stock Purchase Plan, which purchased American Depository Shares through the Company's Dividend Re-Investment Plan following the 2024 final dividend payment on 28 May 2025.

Date of Transaction	2025-06-04
Place of Transaction	New York Stock Exchange

Name	Director / PDMR	Price ($)	Volume	Aggregated information
Craig Gaffin (President, Global Orthopaedics)	PDMR	29.3442	33.73275	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	29.3442	19.37144	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	29.3442	35.79737	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	29.3442	35.64110	N/A Single Transaction
Scott Schaffner (President, Sports Medicine)	PDMR	29.3442	46.62612	N/A Single Transaction

Philip Horner
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: June 06, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary